Exhibit 99.8

FORM 13-501F1

CLASS 1 REPORTI NG I SSUERS AND CLASS 3B REPORTI NG I SSUERS — PARTICIPATI ON FEE

MANAGEMENT CERTIFICATION

I, Ernest Cleave, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) “Ernest Cleave”	March 20, 2020
Name: Ernest Cleave	Date:
Title: Chief Financial Officer

Reporting Issuer Name:	Largo Resources Ltd.

End date of previous financial year:	December 31, 2019

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	TSX

Market value of listed or quoted equity securities:

Equity Symbol		LGO

1st Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		01/01/19 to 31/03/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ $2.12 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		529,649,000 (ii)

Market value of class or series	(i) x (ii)	$ 1,222,855,880 (A)

2nd Specified Trading Period (dd/mm/yy)		01/04/19 to 30/06/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ $1.81 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		529,649,000 (iv)

Market value of class or series	(iii) x (iv)	$ 962,252,110 (B)

3rd Specified Trading Period (dd/mm/yy)		01/07/19 to 30/09/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ $1.47 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period Market value of class or series		537,108,000 (vi)

Market value of class or series	(v) x (vi)	$ 789,548,000 (C)

4th Specified Trading Period (dd/mm/yy)		01/10/19 to 31/12/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ $.99 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		537,108,000 (viii)

Market value of class or series	(vii) x (viii)	$ 531,736,920 (D)

5th Specified Trading Period (dd/mm/yy)		N/A to N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ N/A (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		N/A (x)

Market value of class or series	(ix) x (x)	$ N/A (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$ 851,598,417.50 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities: (Provide details of how value was determined)		$ N/A (2)

Capitalization for the previous financial year	(1) + (2)	$ 851,598,417.05

Participation Fee		$ 19,000.00

Late Fee, if applicable		$ N/A

Total Fee Payable (Participation Fee plus Late Fee)		$ 19,000.00